FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of August, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: October 11, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: October 11, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: October 11, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustee Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 August 2005 - 31 August 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                        347,782

Current Balance - Trust Mortgage Assets                     (GBP)34,002,633,092

Current Balance - Trust Cash and other Assets                (GBP)1,403,250,535

Last Months Closing Trust Assets                            (GBP)28,284,697,645

Funding share                                               (GBP)17,707,131,746

Funding 2 share                                              (GBP)8,214,512,882

Funding and Funding 2 share                                 (GBP)25,921,644,628

Funding and Funding 2 Share Percentage                                   73.21%

Seller Share*                                                (GBP)9,484,238,999

Seller Share Percentage                                                  26.79%

Minimum Seller Share (Amount)*                               (GBP)2,348,771,706

Minimum Seller Share (% of Total)                                         6.63%

Excess Spread last quarter annualised (% of Total)                        0.46%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports



Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------------------
                                 Number           Principal (GBP)          Arrears (GBP)            By Principal (%)

< 1 Month                       341,474            33,360,438,964                      0                      98.11%

> = 1 < 3 Months                  5,210               538,632,679              4,618,512                       1.58%

> = 3 < 6 Months                    877                83,561,175              1,898,220                       0.25%

> = 6 < 9 Months                    197                18,283,801                723,415                       0.05%

> = 9 < 12 Months                    23                 1,678,047                107,653                       0.00%

> = 12 Months                         1                    38,426                  4,643                       0.00%

Total                           347,782            34,002,633,092              7,352,443                     100.00%
--------------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                                Number       Principal (GBP)       Arrears (GBP)

Total (since inception)            610            43,771,790          2,148,828
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Properties in Possession                                                    214

Number Brought Forward                                                      147

Repossessed (Current Month)                                                  67

Sold (since inception)                                                      396

Sold (current month)                                                         36

Sale Price / Last Loan Valuation                                           1.03

Average Time from Possession to Sale (days)                                 128

Average Arrears at Sale                                              (GBP)3,278

Average Principal Loss (Since inception)*                              (GBP)830

Average Principal Loss (current month)**                             (GBP)1,270

MIG Claims Submitted                                                          9

MIG Claims Outstanding                                                        1

Average Time from Claim to Payment                                           74
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

--------------------------------------------------------------------------------
                                                Number           Principal (GBP)

Substituted this period                         71,594        (GBP)8,370,894,444

Substituted to date (since 26 March 2001)      702,608       (GBP)64,972,043,118
--------------------------------------------------------------------------------


CPR Analysis

--------------------------------------------------------------------------------
                                                                       % of CPR

Current Month % of CPR - Removals*                                       60.00%

Previous Month % of CPR - Removals*                                      58.10%

Current Month % of CPR - Non-Removals**                                  40.00%

Previous Month % of CPR - Non-Removals**                                 41.90%
--------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches) **Non-Removals are scheduled repayments, overpayments and redemptions


--------------------------------------------------------------------------------
                                                  Monthly            Annualised

Current Month CPR Rate - Total                      4.80%                44.57%

Previous Month CPR Rate - Total                     4.63%                43.37%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                              23.59

Weighted Average Remaining Term (by value) Years                          20.94

Average Loan Size                                                   (GBP)97,770

Weighted Average LTV (by value)                                          75.66%

Weighted Average Indexed LTV (by value)                                  69.05%

Non Verified (by value)                                                  42.82%
--------------------------------------------------------------------------------


Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                                  53.95%

Together (by balance)                                                    21.82%

Capped (by balance)                                                       0.46%

Variable (by balance)                                                    19.15%

Tracker (by balance)                                                      4.62%

Total                                                                    100.0%
--------------------------------------------------------------------------------


Geographic Analysis

-----------------------------------------------------------------------------------------------
                           Number       % of Total               Value (GBP)         % of Total

East Anglia                 6,850            1.97%               678,141,624              1.99%

East Midlands              24,339            7.00%             2,158,201,909              6.35%

Greater London             42,032           12.09%             6,622,434,613             19.48%

North                      35,154           10.11%             2,278,650,006              6.70%

North West                 46,247           13.30%             3,683,375,354             10.83%

Scotland                   46,536           13.38%             3,280,652,992              9.65%

South East                 51,949           14.94%             6,871,862,276             20.21%

South West                 22,645            6.51%             2,504,094,449              7.36%

Wales                      14,129            4.06%             1,126,021,507              3.31%

West Midlands              22,887            6.58%             2,123,561,541              6.25%

Yorkshire                  35,014           10.07%             2,675,636,820              7.87%

Total                     347,782             100%            34,002,633,092               100%
-----------------------------------------------------------------------------------------------


LTV Levels Breakdown

--------------------------------------------------------------------------------
                           Number               Value (GBP)           % of Total

0% < 25%                   12,536               487,060,146                1.43%

> = 25% < 50%              41,295             3,158,303,493                9.29%

> = 50% < 55%              13,336             1,252,350,326                3.68%

> = 55% < 60%              14,433             1,425,945,739                4.19%

> = 60% < 65%              16,785             1,760,138,586                5.18%

> = 65% < 70%              20,318             2,131,155,241                6.27%

> = 70% < 75%              25,835             2,832,716,690                8.33%

> = 75% < 80%              26,045             3,083,973,034                9.07%

> = 80% < 85%              44,407             5,109,440,600               15.03%

> = 85% < 90%              41,828             4,486,977,160               13.20%

> = 90% < 95%              61,360             5,510,180,616               16.21%

> = 95% < 100%             28,943             2,714,179,667                7.98%

> = 100%                      661                50,211,795                0.15%

Total                     347,782            34,002,633,092               100.0%
--------------------------------------------------------------------------------


Repayment Method

--------------------------------------------------------------------------------
                           Number               Value (GBP)           % of Total

Endowment                 20,926              1,618,276,284                4.76%

Interest Only             68,262             10,119,969,469               29.76%

Pension Policy               494                 49,389,406                0.15%

Personal Equity Plan         921                 68,475,444                0.20%

Repayment                257,179             22,146,522,488               65.13%

Total                    347,782             34,002,633,092              100.00%
--------------------------------------------------------------------------------


Employment Status

--------------------------------------------------------------------------------
                           Number               Value (GBP)           % of Total

Full Time                301,810            27,787,462,956                81.72%

Part Time                  4,492               308,186,133                 0.91%

Retired                      480                17,166,232                 0.05%

Self Employed             37,815             5,731,819,971                16.86%

Other                      3,185               157,997,799                 0.46%

Total                    347,782            34,002,633,092               100.00%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                       6.84%

Effective Date of Change                                      1 September 2004
--------------------------------------------------------------------------------


Notes Granite Mortgages 04-3 plc

--------------------------------------------------------------------------------------------------------------------------
                                                           Rating
                            Outstanding          Moodys/S&P/Fitch             Reference Rate                        Margin
Series 1

A1                                   $0               Aaa/AAA/AAA                      3.49%                         0.06%

A2                (euro) 397,632,674.00               Aaa/AAA/AAA                      2.19%                         0.07%

A3                       $1,248,100,000               Aaa/AAA/AAA                      3.53%                         0.10%

B                           $59,200,000                 Aa3/AA/AA                      3.59%                         0.16%

M                           $31,400,000                    A2/A/A                      3.70%                         0.27%

C                           $62,700,000              Baa2/BBB/BBB                      4.02%                         0.59%

Series 2

A1                         $713,700,000               Aaa/AAA/AAA                      3.57%                         0.14%

A2                    (euro)800,150,000               Aaa/AAA/AAA                      2.26%                         0.14%

B                      (euro)74,400,000                 Aa3/AA/AA                      2.40%                         0.28%

M                      (euro)57,900,000                    A2/A/A                      2.49%                         0.37%

C                     (euro)139,050,000              Baa2/BBB/BBB                      2.92%                         0.80%

Series 3

A1                     (GBP)411,250,000               Aaa/AAA/AAA                      5.04%                         0.18%

A2                     (GBP)600,000,000               Aaa/AAA/AAA                     5.515%           Fixed until 09/2011

B                       (GBP)54,350,000                 Aa3/AA/AA                      5.21%                         0.35%

M                       (GBP)42,250,000                    A2/A/A                      5.31%                         0.45%

C                       (GBP)99,450,000              Baa2/BBB/BBB                      5.74%                         0.88%
--------------------------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------
                                                                                % of Notes
                                                                               Outstanding

Class B and M Notes ((GBP) Equivalent)                  (GBP)237,352,601             7.08%

Class C Notes ((GBP) Equivalent)                        (GBP)229,275,589             6.84%

------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
                                                                              % of Funding
                                                                                     Share

Class B and M Notes ((GBP) Equivalent)                  (GBP)237,352,601             1.34%

Class C Notes ((GBP) Equivalent)                        (GBP)229,275,589             1.29%

------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement           (GBP)48,000,000            0.27%

Balance Brought Forward                                   (GBP)48,000,000            0.27%

Drawings this Period                                               (GBP)0            0.00%

Excess Spread this Period                                  (GBP)4,881,707            0.03%

Funding Reserve Fund Top-up this Period*                      (4,881,707)           -0.03%

Current Balance                                           (GBP)48,000,000            0.27%
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Funding Reserve Balance                                   (GBP)93,725,129            0.53%

Funding Reserve %                                                    1.0%               NA
------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interest due for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.